UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549 _____________________________

SCHEDULE 13D

Bitauto Holdings Limited

(Name of Issuer)

Ordinary Shares, par value $0.00004 per share

(Title of Class of Securities)

091727107 (for American Depositary Shares, each representing one Ordinary Share)

(CUSIP Number)

Eric Chan CITIC Capital Holdings Limited 28/F, CITIC Tower 1 Tim Mei Avenue Central, Hong Kong Tel: 852-3710-6889

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 7, 2016

 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13-d1(f) or Rule 13d-1(g), check the following box. ☐

CUSIP No. 091727107

1.	NAME OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) CITIC CAPITAL MB INVESTMENT LIMITED
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(A)	☐
	(B)	☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,750,874
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,750,874
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,750,874
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.5%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

*	Percentage calculated based on the total number of 63,311,294 ordinary shares outstanding as of March 31, 2016 as reported on Amendment No. 1 to Form 6-K of the Issuer, filed on May 19, 2016.

CUSIP No. 091727107

1.	NAME OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) CITIC CAPITAL HOLDINGS LIMITED
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(A)	☐
	(B)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization HONG KONG
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,750,874*
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.5%**
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

*	Represents 4,750,874 American Depositary Shares, representing 4,750,874 ordinary shares, beneficially owned by CITIC Capital MB Investment Limited. The Reporting Person expressly disclaims beneficial ownership of 4,750,874 American Depositary Shares owned by CITIC Capital MB Investment Limited.

**	Percentage calculated based on the total number of 63,311,294 ordinary shares outstanding as of March 31, 2016 as reported on Amendment No. 1 to Form 6-K of the Issuer filed, on May 19, 2016.

CUSIP No. 091727107

Item 1.	Security and Issuer

This Statement on Schedule 13D (this “Statement”) relates to the ordinary shares, par value $0.00004 per share (the “Ordinary Shares”), of Bitauto Holdings Limited, a company organized under the laws of the Cayman Islands (the “Issuer”), whose principal executive offices are located at New Century Hotel Office Tower, 6/F, No. 6 South Capital Stadium Road, Beijing, 100044, the People’s Republic of China. American Depositary Shares (the “ADSs”), each representing one Ordinary Share of the Issuer, are listed on the New York Stock Exchange under the symbol “BITA.”

Item 2.	Identity and Background

(a) This Statement is being filed by (i) CITIC Capital MB Investment Limited, a company organized under the laws of the Cayman Islands (“CCMB”) and (ii) CITIC Capital Holdings Limited, a Hong Kong corporation (“CCHL,” together with CCMB, the “Reporting Persons”). The agreement between the Reporting Persons relating to the joint filing of this Statement is attached as Exhibit 1 hereto.

(b) The address of CCMB’s registered office is 4th Floor, P.O. Box 2804, George Town, Grand Cayman, Cayman Islands.

The address of CCHL’s principal executive office is 28/F, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong.

(c) The principal activity of CCMB is investment holdings. CCMB is a wholly owned subsidiary of CCHL. CCHL is an investment management and advisory company.

Schedule A, attached hereto, lists the executive officers and directors of CCMB and CCHL and contains the following information with respect to each such person: (i) name; (ii) business address; (iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and (iv) citizenship.

(d) During the past five years, neither CCMB, CCHL nor, to the best knowledge of the Reporting Persons, any person named in Schedule A, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, neither CCMB, CCHL, nor, to the best knowledge of the Reporting Persons, any person named in Schedule A, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding of any violation with respect to such laws.

(f) CCMB is a corporation organized and existing under the laws of the Cayman Islands. CCHL is a corporation organized and existing under the laws of Hong Kong.

CUSIP No. 091727107

Item 3.	Source and Amount of Funds or Other Consideration

The Reporting Persons used approximately $117,516,958 (including brokerage commissions) in the aggregate to purchase 4,750,874 ADSs, representing 4,750,874 Ordinary Shares (the “Shares”). The Shares were acquired through open market purchases.

The source of the funds used to acquire the Shares is the working capital of CCHL.

Item 4.	Purpose of Transaction

The Reporting Persons purchased the Shares for investment purposes.

The Reporting Persons do not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may engage in discussions with management members of the Issuer, the board of directors of the Issuer (the “Board”), other stockholders of the Issuer and other relevant parties concerning the business, assets, capitalization, financial condition, operations, governance, management, strategy and future plans of the Issuer, which discussions may include proposing or considering one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

 Depending upon various factors, including, without limitation, the outcome of the discussions referenced above, the Issuer’s financial position and strategic direction, overall market conditions, general economic and industry conditions, other investment opportunities available to the Reporting Persons, and the price level of Shares, the Reporting Persons may in the future take actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation, making proposals to the Issuer concerning changes to the capitalization, ownership structure, Board structure (including Board composition) or operations of the Issuer, purchasing additional Shares of the Issuer, selling some or all of their Shares of the Issuer, engaging in hedging or similar transactions with respect to the securities relating to the Issuer, and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

The information set forth in Item 4 is hereby incorporated by reference into this Item 5.

(a), (b) The following table sets forth the beneficial ownership of Ordinary Shares of the Issuer for each of the Reporting Persons.

Reporting Person	Amount beneficially owned:(1) (in Ordinary Shares)	Percent of class:(2)	Sole power to vote or direct the vote: (in Ordinary Shares)	Shared power to vote or to direct the vote: (in Ordinary Shares)	Sole power to dispose or to direct the disposition of: (in Ordinary Shares)	Shared power to dispose or to direct the disposition of: (in Ordinary Shares)
CCMB	4,750,874	7.5%	4,750,874	0	4,750,874	0
CCHL	4,750,874(3)	7.5%	0	0	0	0

(1)	Beneficial ownership is determined in accordance with Rule 13d-3 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

(2)	Percentage calculated based on the total number of 63,311,294 Ordinary Shares outstanding as of March 31, 2016 as reported on Amendment No. 1 to Form 6-K of the Issuer, filed on May 19, 2016.

(3)	Represents 4,750,874 American Depositary Shares, representing 4,750,874 Ordinary Shares, beneficially owned by CCMB. CCHL expressly disclaims beneficial ownership of 4,750,874 American Depositary Shares owned by CCMB.

CUSIP No. 091727107

CCMB and CCHL may be deemed to be a group for purposes of Section 13(d) of the Exchange Act; however, neither the filing of this Statement (including any amendment thereto), entry into a joint filing agreement, nor any of their contents, is intended as, or should be construed as, an admission that CCHL is the beneficial owner of any Ordinary Shares or ADSs owned by CCMB for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

To the best of the Reporting Persons’ knowledge, other than set forth above, there are no Ordinary Shares or ADSs which are beneficially owned by any of the persons named in response to Item 2.

(c) To the best of the Reporting Persons’ knowledge, except with respect to the acquisition of the Shares described in Item 3 above and as set forth in this Item 5, there have been no transactions effected with respect to any Ordinary Shares or ADSs during the past 60 days by any of the persons named in response to Item 2.

(d) To the best knowledge of the Reporting Persons, no person (other than the Reporting Persons) has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares or ADSs.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth, or incorporated by reference, in Item 4 is hereby incorporated by this reference in its entirety in this Item 6.

On June 17, 2016, the Reporting Persons entered into to an agreement with respect to the joint filing of this Statement and any amendments thereto (the “Joint Filing Agreement”). A copy of the Joint Filing Agreement is attached as Exhibit 1 to this Statement and is incorporated by reference herein.

Other than as described in this Statement, to the best knowledge of the Reporting Persons there are no contracts, arrangements, understandings or relationships among the Reporting Persons or the persons set forth on Schedule A, and between any such persons and any other person, with respect to any securities of the Issuer, including but not limited to, transfer and voting of any of the securities of the Issuer, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies or a pledge or contingency the occurrence of which would give another person voting power or investment power over the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits

Exhibit No.	Document

1	Joint Filing Agreement, dated June 17, 2016, between CITIC Capital MB Investment Limited and CITIC Capital Holdings Limited.

CUSIP No. 091727107

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 17, 2016

CITI CAPITAL MB INVESTMENT LIMITED

By:	/s/ Yichen Zhang Name: Yichen Zhang Title: Director

CITIC CAPITAL HOLDINGS LIMITED

By:	/s/ Yichen Zhang Name: Yichen Zhang Title: Director

CUSIP No. 091727107

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF THE REPORTING PERSONS
Name	Citizenship	Present Principal Occupation or Employment	Business Address
Zhang, Yichen	Hong Kong	Chairman, Chief Executive Officer & Director - CCHL, Director – CCMB	28/F. CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong
Wang, Fanglu	Hong Kong	Senior Managing Director & Chief Investment Officer – CITIC Kazyna Fund I, Director – CCMB	28/F. CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong
Xie, Kelie	Canada	Director (Structured Investment and Finance Group) – CCMB	28/F. CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong
Chan, Kai Kong	Singapore	Chief Financial Officer & Senior Managing Director - CCHL, Director – CCMB	28/F. CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong
Zhang, Haitao	China	President, Head of Asset Management & Director – CCHL	28/F. CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong
Al-Hammadi, Ahmed Ali H A	Qatar	Head of Fund Investments – Qatar Investment Authority, Director – CCHL	5th Floor, Q-Tel Tower, Diplomatic St, PO Box 23224, Doha, Qatar
Lai, Jimmy Chi Ming	Hong Kong	General Manager – Tenpay, Director – CCHL	11/F, Tencent Building, Kejizhongyi Avenue, Hi-tech Park, Nanshan District, Shenzhen, People’s Republic of China
Chen, I-hsuan	Taiwan	Senior Assistant Vice President – Fubon Life Insurance Co., Ltd., Director – CCHL	9F, No. 108, Section 1, Dunhua South Road, Taipei, 10557, Taiwan, R.O.C.
Mitchell, James Gordon	Britain	Chief Strategy Officer & Senior Executive Vice President – Tencent Holdings Limited, Director – CCHL	29F, Three Pacific Place, Wanchai, Hong Kong
Kwok, Man Leung	Hong Kong	Executive Vice President – CITIC Ltd., Director – CCHL	32/F. CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong
Lin, Mike Yun-Ku	Taiwan	President – Fubon Financial Holding Venture Capital Corp., Director – CCHL	9F, No. 108, Section 1, Dunhua South Road, Taipei, 10557, Taiwan, R.O.C.
Al-Sowaidi Mohammed, Saif SS	Qatar	Head (New York) – Qatar Investment Authority, Director – CCHL	5th Floor, Q-Tel Tower, Diplomatic St, PO Box 23224, Doha, Qatar

CUSIP No. 091727107

DIRECTORS AND EXECUTIVE OFFICERS OF THE REPORTING PERSONS
Name	Citizenship	Present Principal Occupation or Employment	Business Address
Zhang, Youjun	China	Chairman & Director – CITIC Securities Co., Ltd., Director – CCHL	CITIC Securities Tower, No.48 Liangmaqiao Road, Chaoyang District, Beijing, People’s Republic of China
Qian, Guorong	China	President – CITIC Capital Equity Investment (Tianjin)	28/F. CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong
Fung, Annie	Britain	Chief Operating Officer & Senior Managing Director – CCHL	28/F. CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong
Cheung, Miu	Australia	Senior Managing Director & Head of Structured Investment & Finance – CCHL	28/F. CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong
Ching, Stanley	Hong Kong	Senior Managing Director & Head of Real Estate – CCHL	28/F. CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong
Zeng, Jeffrey	China	Senior Managing Director & Head of Venture – CCHL	28/F. CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong
Wong, Yong Kai	Singapore	Managing Director & Head of Legal and Compliance – CCHL	28/F. CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong

CUSIP No. 091727107

EXHIBIT INDEX

1. Joint Filing Agreement, dated June 17, 2016, between CITIC Capital MB Investment Limited and CITIC Capital Holdings Limited.